U.S. SECURITIES AND EXCHANGE COMMISSION 3/6/09

02018405

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934 and
Rule 17a-5 Thereunder

SEC FILE NO.
8- 34881

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Banc One Securities Corporation

FEB 28 2002

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

1111 Polaris Parkway; Suite 2J
(No. and Street)

(City)	(State)	(Zip Code)
Columbus	OH	43271-1249

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin L. Martin — 614-244-6165 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG LLP

(ADDRESS) Number and Street	City	State	Zip Code
191 West Nationwide Blvd.; Suite 500	Columbus	OH	43215-2568

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3-22-02

OATH OR AFFIRMATION

I, Kevin L. Martin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Banc One Securities Corporation as of December 31, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kevin L. Martin
Financial and Operations Principal

Notary Public

NOTARY PUBLIC STATE OF OHIO

SHAWN L. CARTY
Notary Public, State of Ohio
My Commission Expires 8/30/2005

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
X	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
X	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
X	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

KPMG

BANC ONE SECURITIES CORPORATION

(a wholly owned subsidiary of Banc One Capital Holdings Corporation)

Statement of Financial Condition

December 31, 2001

(With Independent Auditors' Report Thereon)

KPMG

191 West Nationwide Boulevard
Suite 500
Columbus, OH 43215-2568

Telephone 614 249 2300
Fax 614 249 2348

Independent Auditors' Report

Board of Directors
Banc One Securities Corporation

We have audited the accompanying statement of financial condition of Banc One Securities Corporation, (a wholly owned subsidiary of Banc One Capital Holdings Corporation) as of December 31, 2001. This statement of financial condition is the responsibility of Banc One Securities Corporation's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Banc One Securities Corporation as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Columbus, Ohio
February 15, 2002

BANC ONE SECURITIES CORPORATION

Statement of Financial Condition

December 31, 2001

Assets

Cash and cash equivalents	$	50,875,686
Cash and securities segregated under federal and other regulations		14,364,804
Receivable from broker-dealers and clearing organizations		9,542,063
Receivable from customers		3,755,769
Receivable from investment companies		2,155,852
Receivable from affiliates and parent		286,517
Receivable, other		1,442,130
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation of $6,776,524		684,176
Goodwill, less accumulated amortization of $164,305		421,207
Deferred tax asset		268,542
Other assets		1,203,455
Total assets	$	85,000,201

Liabilities and Stockholder's Equity

Payable to customers	$	4,161,481
Payable to broker-dealers and clearing organizations		32,810
Payable to investment companies		1,585,144
Payable to affiliates and parent		9,775,822
Accrued employee compensation and benefits		13,688,242
Income taxes payable, including deferred tax liability of $17,652		3,593,330
Accounts payable, accrued expenses, and other liabilities		5,094,908
Total liabilities		37,931,737
Stockholder's equity:		
Common stock (500 shares authorized and outstanding; no par value)		500
Additional paid-in capital		22,279,500
Retained earnings		24,788,464
Total stockholder's equity		47,068,464
Total liabilities and stockholder's equity	$	85,000,201

See accompanying notes to financial statements.

BANC ONE SECURITIES CORPORATION

Notes to Statement of Financial Condition

December 31, 2001

(1) Organization

Banc One Securities Corporation (BOSC) is a wholly owned subsidiary of Banc One Capital Holdings Corporation (Capital Holdings) which is a wholly owned subsidiary of Bank One Corporation (BANK ONE).

BOSC is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). BOSC acts as a fully disclosed introducing broker for its retail brokerage business that includes mutual fund, equity and fixed income securities, which are cleared through Pershing, a Division of Donaldson, Lufkin & Jenrette Securities Corporation (Pershing). As a clearing broker, BOSC processes customer transactions for mutual fund asset allocation models.

On October 19, 2001, BOSC purchased for $845,433 all of the assets and related liabilities, at fair value, of Wingspan Investment Services, Inc (Wingspan), a wholly owned subsidiary of Bank One, NA. The merger of Wingspan with BOSC resulted in operational efficiencies as Wingspan's primary business of servicing internet based customers transferred to BOSC's on-line brokerage account facilities.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates in the Preparation of Financial Statements

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

(b) Securities Transactions

Customers' securities transactions are recorded on a trade date basis.

(c) Cash and Cash Equivalents

Cash on hand and on deposit and highly liquid investments with original maturities of three months or less are considered cash and cash equivalents.

(d) Furniture, Equipment, and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful life of the related assets ranging from three to eight years. Upon sale or disposition of furniture, equipment or leasehold improvements, related accumulated depreciation is removed from the account and any gain or loss is recognized. Assets are assessed periodically for potential impairment.

(e) Goodwill

Goodwill is stated at cost less accumulated amortization. Amortization is computed using the straight-line method over 15 years. The remaining balance is assessed periodically for potential impairment.

(f) Income Taxes

BOSC is included in the consolidated federal income tax returns of BANK ONE and its liability or benefit arises from such inclusion. BOSC's applicable income taxes are determined on the basis of filing separate tax returns, and the amount of current tax liability or benefit calculated is either remitted to or received from BANK ONE. Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between the financial statement carrying amount and the tax basis of assets and liabilities.

The amount of current and deferred taxes payable or receivable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

(g) Recently Issued Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 142, *Goodwill and Other Intangible Assets*, which revises the financial accounting and reporting of acquired goodwill and other intangible assets and how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The adoption of SFAS No. 142 by BOSC on January 1, 2002 did not have a material impact on BOSC's financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, *Accounting for Impairment of Disposal of Long-Lived Assets*, which revises the financial accounting and reporting for the impairment of long-lived assets. The adoption of SFAS No. 144 by BOSC on January 1, 2002 did not have a material impact on BOSC's financial position or results of operations.

(3) Cash and Securities Segregated under Federal and Other Regulations

At December 31, 2001, BOSC segregated cash of $44 and U.S. Treasury securities with a market value of $14,364,760 in a special reserve bank account for the exclusive benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

(4) Receivable From and Payable to Broker-Dealers and Clearing Organizations

The receivable from broker-dealers and clearing organizations represents amounts due to BOSC relating to commission and fee revenues. The payable to broker-dealers and clearing organizations represents amounts due to Pershing for clearing fees related to customer securities transactions. These revenues and expenses primarily result from customer securities transactions introduced to and cleared by Pershing on a trade date basis.

(5) Related-Party Transactions

In addition to specific operating expenses incurred by BOSC and charged directly to operations, certain management, accounting and other costs are incurred in common for BOSC by BANK ONE and its other subsidiaries. BOSC is allocated a share of these costs proportionately based on an appropriate methodology for each type of expense.

Management believes the allocation methods used are reasonable and appropriate in the circumstances; however, the accompanying financial statements may not necessarily be indicative of the financial condition and results of operations that would have existed if BOSC had operated as an unaffiliated entity.

In addition, BOSC from time to time may also enter into transactions with other BANK ONE subsidiaries.

The aggregate receivables and payables related to these transactions were $286,517 and $9,775,822, respectively.

(6) Employee Compensation and Benefits

BOSC's employees participate, to the extent they meet the minimum eligibility requirements, in various benefit plans sponsored by BANK ONE. Additionally, BOSC employees receive annual incentive compensation based on their performance and BANK ONE's consolidated operating results.

Pension and Postretirement Benefits

A noncontributory defined benefit pension plan covers most regular employees of BANK ONE and its subsidiaries, including employees of BOSC. In addition, BANK ONE sponsors postretirement life insurance plans and provides health care benefits for certain retirees and grandfathered employees when they retire. The postretirement life insurance benefit is noncontributory, while the health care benefits are contributory. There are no separate plans solely for employees of BOSC. The pension expense as well as postretirement health care and life insurance benefit expense for BOSC is determined by an intercompany charge from BANK ONE.

Employees of BOSC are also eligible to participate in BANK ONE's defined contribution plan. BOSC is required to make contributions to the plan based on the level of employee participation.

(7) Furniture, Equipment and Leasehold Improvements

The cost of furniture, equipment and leasehold improvements, as of December 31, 2001, and the related accumulated depreciation is as follows:

		Cost
Furniture	$	4,956,534
Equipment		1,150,569
Leasehold improvements		1,353,597
Total furniture, equipment and leasehold improvements		7,460,700
Accumulated depreciation		(6,776,524)
Total, net	$	684,176

(8) Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, BOSC's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose BOSC to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and BOSC has to purchase or sell the financial instrument underlying the contract at a loss.

(9) Income Taxes

The temporary differences that give rise to significant portions of the net deferred tax assets at December 31, 2001 are primarily related to fixed asset depreciation and compensation accruals. At December 31, 2001, BOSC had a net deferred tax asset of $250,890. In accordance with the tax sharing agreement between BOSC and BANK ONE, BOSC records deferred tax balances which can be offset in the BANK ONE consolidated tax return and settles deferred balance when utilized in the BANK ONE consolidated tax return.

At December 31, 2001, BOSC had a current federal tax payable of $3,115,160 and a current state tax payable of $460,518.

(10) Net Capital Requirements

BOSC is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. BOSC is required to maintain minimum net capital equal to the greater of $250,000 or 6-2/3% of aggregate indebtedness. At December 31, 2001, BOSC had net capital of $38,024,254, which was $35,862,078 in excess of its required net capital of $2,162,176. BOSC's ratio of aggregate indebtedness to net capital was .85 to 1.

(Continued)

(11) Commitments and Contingencies

BOSC has been named as a defendant in various legal actions arising from its normal business activities in which damages in various amounts are claimed. Although the amount of any ultimate liability with respect to such matters cannot be determined, in the opinion of management, based on the opinions of counsel, any such liability will not have a material impact on BOSC's financial position.